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SEC        POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
1745 (3-   CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
98)        DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER
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                                                       -------------------------
                  UNITED STATES                              OMB APPROVAL
         SECURITIES AND EXCHANGE COMMISSION            -------------------------
             WASHINGTON, D.C. 20549                    OMB Number: 3235-0145
                                                       -------------------------
                                                       Expires: November 30,1999
                                                       -------------------------
                                                       Estimated average burden
                  SCHEDULE 13G                         hours per response...14.9
                                                       -------------------------
   UNDER THE SECURITIES EXCHANGE ACT OF 1934
               (AMENDMENT NO. 2)*



                           Cycomm International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 Common Shares
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                         (Title of Class of Securities)


                                   23255B208
            --------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 2000
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            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








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Schedule 13G

CUSIP No.   23255B208
            ---------
-------------------------------------------------------------------------------

1.   Names of Reporting Persons: Peter Melhado
     I.R.S. Identification Nos. of above persons (entities only).


-------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) ......................................................................

     (b) ......................................................................

-------------------------------------------------------------------------------

3.   SEC Use Only

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4.   Citizenship or Place of Organization  United States
                                           ....................................
-------------------------------------------------------------------------------

                   5.   Sole Voting Power        1,603,833
Number of                                  ....................................
                   -------------------------------------------------------------
Shares
                   6.   Shared Voting Power        750,000
Beneficially                                ....................................
                   -------------------------------------------------------------
Owned by
                   7.   Sole Dispositive Power   1,603,833
Each                                           ................................
                   ------------------------------------------------------------
Reporting
                   8.   Shared Dispositive Power   750,000
Person With                                      ..............................

-------------------------------------------------------------------------------


 9.  Aggregate Amount Beneficially Owned by Each Reporting Person  2,353,833
                                                                   ............
-------------------------------------------------------------------------------

10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                       ........................................................
-------------------------------------------------------------------------------

11.  Percent of Class Represented by Amount in Row (11)   8.25%
                                                         ......................
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12.  Type of Reporting Person (See Instructions)  IN
-------------------------------------------------------------------------------
 ...............................................................................
 ...............................................................................
 ...............................................................................
 ...............................................................................
 ...............................................................................
 ...............................................................................
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                                  SCHEDULE 13G

ITEM 1.

     (a) The name of the issuer is Cycomm International Inc. (the
"Corporation").

     (b) The Corporation's executive office is located at Suite 420, 1420 Springhill Road, McLean, Virginia, 22102.

ITEM 2.

     (a) The person filing this statement is Peter Melhado.

     (b) Mr. Melhado's address is c/o Polaris Partners, L.P., 530 Fifth Avenue, New York, New York, 10036.

     (c) Mr. Melhado is a United States citizen.

     (d) The Security is common stock.

     (e) The CUSIP Number of the Security is 23255B208.

ITEM 3.

         Not applicable.

ITEM 4.

     (a) Mr. Melhado is the beneficial owner of 2,353,833 shares of the Security through his personal, direct ownership of 1,603,833 shares of the Security and his position as General Partner of Polaris Managing Partners, the General Partner of Polaris Partners L.P. ("Polaris"), an investment pool, which owns 750,000 shares.

     (b) The amount of shares of the Security beneficially owned by Mr. Melhado is 8.25% of the total outstanding shares of the Security.

     (c) (i) Mr. Melhado has the sole power to vote or to direct the vote of 1,603,833 shares of the Security.
        (ii) Mr. Melhado shares with Polaris the power to vote or direct the vote of 750,000 shares of the Security.
       (iii) Mr. Melhado has the sole power to dispose, or to direct the disposition of, 1,603,833 shares of the Security.
        (iv) Mr. Melhado shares with Polaris the power to dispose, or to direct the disposition of, 750,000 shares of the Security.

ITEM 5.

         Not applicable.

ITEM 6.

         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the securities.

ITEM 7.

         Not applicable.

ITEM 8.

         Not applicable.

ITEM 9.

         Not applicable.

ITEM 10.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


January 29, 2001
----------------
Date


                                                  By /s/ Peter Melhado
                                                    ----------------------------
                                                    Peter Melhado